Term sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 146-A-I dated November 24, 2008	Term Sheet to Product Supplement No. 146-A-I Registration Statement No. 333-155535 Dated June 1, 2010; Rule 433

Structured Investments	$ Return Enhanced Notes Linked to the Performance of the U.S. Dollar Relative to the Japanese Yen due June 16, 2011

General

  The notes are designed for investors who seek a return of at least 1.20 times the appreciation of the U.S. dollar relative to the Japanese yen (as reflected in the Reference Currency Return) from and including the pricing date to and including the Observation Date up to a maximum total return on the notes of at least 10.909%* at maturity. Investors should be willing to forgo interest payments, and, if the Spot Rate declines, be willing to lose some or all of their principal. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing June 16, 2011**
  Minimum denominations of $1,000 and integral multiples thereof
  The terms of the notes set forth below, to the extent they differ from or conflict with those set forth in the accompanying product supplement no. 146-A-I dated November 24, 2008, will supersede the terms set forth in product supplement no. 146-A-I. Please refer to the Reference Currency Return, Starting Spot Rate and Spot Rate definitions in “Key Terms — Reference Currency Return,” “Key Terms — Starting Spot Rate” and “Key Terms — Spot Rate” below and the additional information under “Supplemental Terms of the Notes” in this term sheet.
  The notes are expected to price on or about June 4, 2010 and are expected to settle on or about June 9, 2010.

Key Terms

Reference Currency:	U.S. dollar
Base Currency:	Japanese yen
Upside Leverage Factor:	At least 1.20*
Payment at Maturity:

If the Ending Spot Rate is greater than the Starting Spot Rate, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Reference Currency Return multiplied by at least 1.20*, subject to a Maximum Total Return on the notes of at least 10.909%*. For example, assuming the Upside Leverage Factor is 1.20* and the Maximum Total Return is 10.909%*, if the Reference Currency Return is equal to or greater than 9.091%, you will receive the Maximum Total Return on the notes of 10.909%*, which entitles you to a maximum payment at maturity of $1,109.09* for every $1,000 principal amount note that you hold. Accordingly, if the Reference Currency Return is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 + ($1,000 x Reference Currency Return x 1.20)

*The actual Upside Leverage Factor and Maximum Total Return will be set on the pricing date and will not be less than 1.20 and 10.909%, respectively. Accordingly, the actual maximum payment at maturity per $1,000 principal amount note will not be less than $1,109.09.

Your investment will be exposed to any decline in the Reference Currency relative to the Base Currency. If the Ending Spot Rate is less than the Starting Spot Rate, at maturity you will lose 1% of the principal amount of your notes for every -1% of the Reference Currency Return. Accordingly, if the Reference Currency Return is negative, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Reference Currency Return) In no event, however, will the payment at maturity be less than $0.

You will lose some or all of your investment at maturity if the Ending Spot Rate is less than the Starting Spot Rate. There is an embedded variable downside leverage in the Reference Currency Return formula, which increases as the Reference Currency Return decreases, up to two times downside leverage. Accordingly, you will lose all of your investment at maturity if the Ending Spot Rate is less than the Starting Spot Rate by 50% or more.

Reference Currency Return:	Ending Spot Rate – Starting Spot Rate Ending Spot Rate
In no event, however, will the Reference Currency Return be less than -100%.
Starting Spot Rate:

The Starting Spot Rate is expressed in terms of a number of Japanese yen per U.S. dollar as determined by the calculation agent in good faith and in a commercially reasonable manner on the pricing date, taking into account either the rates displayed on Reuters page WMRSPOT12 at the same approximate time that the Spot Rate on any date is to be determined as specified under “— Spot Rate” below or such exchange rates determined by reference to certain intra-day trades. Although the calculation agent will make all determinations and will take all actions in relation to establishing the Starting Spot Rate in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Starting Spot Rate that might affect the value of your notes. For information about the risks related to this discretion, see “Selected Risk Considerations — Potential Conflicts” on page TS-4 of this term sheet.

Ending Spot Rate:	The Spot Rate on the Observation Date
Spot Rate:

The Spot Rate on a given date is expressed as a number of Japanese yen per U.S. dollar and is equal to the applicable rate reported by Reuters Group PLC (“Reuters”) on Reuters page WMRSPOT12 (or any substitute page) at approximately 4:00 p.m., Greenwich Mean Time, on such date.

For additional information, see “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 146-A-I.

Observation Date:	June 13, 2011**
Maturity Date:	June 16, 2011**
CUSIP:	48124ASW8
**	Subject to postponement as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 146-A-I.

Investing in the Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-13 of the accompanying product supplement no. 146-A-I and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)

The price to the public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The estimated cost of hedging includes the projected profit, which in no event will exceed $25.00 per $1,000 principal amount note, that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. For additional related information, please see “Use of Proceeds” beginning on page PS-24 of the accompanying product supplement no. 146-A-I.

(2)	Please see “Supplemental Plan of Distribution (Conflicts of Interest)” on the last page of this term sheet for information about fees and commissions.

The agent for this offering, J.P. Morgan Securities Inc., which we refer to as JPMSI, is an affiliate of ours. See “Supplemental Plan of Distribution (Conflicts of Interest)” in this term sheet.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

June 1, 2010

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 146-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 146-A-I dated November 24, 2008. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 146-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 146-A-I dated November 24, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000119312508242312/d424b21.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Additional Key Terms

  CURRENCY BUSINESS DAY — A “currency business day,” with respect to the Reference Currency, means a day on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in The City of New York and Tokyo, Japan and (b) banking institutions in The City of New York and Tokyo, Japan are not otherwise authorized or required by law, regulation or executive order to close.

Supplemental Terms of the Notes

For purposes of the notes offered by this term sheet, notwithstanding anything to the contrary set forth under “General Terms of the Notes — Calculation Agent” in the accompanying product supplement 146-A-I, all calculations with respect to the Spot Rate on any currency business day (including any Ending Spot Rate) will be rounded to five significant figures, with fives rounded up (e.g., 123.456 will be rounded to 123.46).

JPMorgan Structured Investments — Return Enhanced Notes Linked to the Performance of the U.S. Dollar Relative to the Japanese Yen	TS-1

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Reference Currency relative to the Base Currency?

The table and examples below illustrate the hypothetical total return at maturity of the notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume a Starting Spot rate of 90, an Upside Leverage Factor of 1.20 and a Maximum Total Return of 10.909%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total return applicable to a purchaser of the notes. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table and examples below have been rounded for ease of analysis.

Ending Spot Rate	(Ending Spot Rate – Starting Spot Rate) / Starting Spot Rate	Reference Currency Return	Total Return

162.00	80.000%	44.444%	10.909%
153.00	70.000%	41.176%	10.909%
144.00	60.000%	37.500%	10.909%
135.00	50.000%	33.333%	10.909%
126.00	40.000%	28.571%	10.909%
117.00	30.000%	23.077%	10.909%
108.00	20.000%	16.667%	10.909%
99.00	10.000%	9.091%	10.909%
94.50	5.000%	4.762%	5.714%
92.25	2.500%	2.439%	2.927%
90.00	0.000%	0.000%	0.000%
87.75	-2.500%	-2.564%	-2.564%
85.50	-5.000%	-5.263%	-5.263%
81.00	-10.000%	-11.111%	-11.111%
76.50	-15.000%	-17.647%	-17.647%
72.00	-20.000%	-25.000%	-25.000%
63.00	-30.000%	-42.857%	-42.857%
54.00	-40.000%	-66.667%	-66.667%
45.00	-50.000%	-100.000%	-100.000%
36.00	-60.000%	-100.000%(1)	-100.000%(1)
27.00	-70.000%	-100.000%(1)	-100.000%(1)
18.00	-80.000%	-100.000%(1)	-100.000%(1)
9.00	-90.000%	-100.000%(1)	-100.000%(1)

(1)	The Reference Currency Return may not be less than -100% and the payment at maturity may not be less than $0

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The Spot Rate increases from the Starting Spot Rate of 90 to an Ending Spot Rate of 94.50.
Because the Ending Spot Rate of 94.50 is greater than the Starting Spot Rate of 90, and the Reference Currency Return of 4.762% (which is less than the appreciation of the Reference Currency relative to the Base Currency of 5%) multiplied by 1.20 does not exceed the hypothetical Maximum Total Return of 10.909%, you will receive a payment at maturity of $1,057.14, calculated as follows:

$1,000 + [$1,000 x (4.762% x 1.20)] = $1,057.14

Example 2: The Spot Rate increases from the Starting Spot Rate of 90 to an Ending Spot Rate of 108.
Because the Ending Spot Rate of 108 is greater than the Starting Spot Rate of 90 and the Reference Currency Return of 16.667% (which is less than the appreciation of the value of the Reference Currency relative to the base currency of 20%) multiplied by 1.20 exceeds the hypothetical Maximum Total Return of 10.909%, your payment at maturity is equal to $1,109.09 per $1,000 principal amount note, the maximum payment on the notes.

Example 3: The Spot Rate decreases from the Starting Spot Rate of 90 to an Ending Spot Rate of 72.
Because the Ending Spot Rate of 72 is less than the Starting Spot Rate of 90, the Reference Currency Return is negative. Although the value of the Reference Currency relative to the Base Currency declined by 20%, the Reference Currency Return is -25%, reflecting a 1.25 times downside leverage. Accordingly, you will receive a payment at maturity of $750 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x -25%) = $750

Example 4: The Spot Rate decreases from the Starting Spot Rate of 90 to an Ending Spot Rate of 36.
Although the value of the Reference Currency relative to the Base Currency declined by 60%, the Reference Currency Return would have been less than -100% as a result of the embedded variable downside leverage. However, because the Reference Currency Return may not be less than -100% and because the payment at maturity per $1,000 principal amount note may not be less than $0, the investor receives a payment at maturity of $0 per $1,000 principal amount note.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the Performance of the U.S. Dollar Relative to the Japanese Yen	TS-2

Selected Purchase Considerations
  APPRECIATION POTENTIAL — The notes provide the opportunity to enhance currency returns by multiplying a positive Reference Currency Return by the Upside Leverage Factor of at least 1.20, up to the Maximum Total Return on the notes. The actual Upside Leverage Factor and Maximum Total Return will be determined on the pricing date and will not be less than 1.20 and 10.909%, respectively, and accordingly, the actual maximum payment at maturity will not be less than $1,109.09 per $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  ACCELERATED LOSS IF THE REFERENCE CURRENCY DEPRECIATES RELATIVE TO THE BASE CURRENCY — The return on the notes is linked to the performance of the U.S. dollar, which we refer to as the Reference Currency, relative to the Japanese yen, which we refer to as the Base Currency, and will enable you to participate, on a leveraged basis, in potential increases in the value of the Reference Currency, relative to the Base Currency, during the term of the notes, subject to the Maximum Total Return. There is an embedded variable downside leverage in the Reference Currency Return formula, which increases as the Reference Currency Return decreases, up to two times downside leverage. Accordingly, you will lose your entire investment at maturity if the Ending Spot Rate is less than the Starting Spot Rate by 50% or more. See “Selected Risk Considerations — Your Investment in the Notes May Result in a Loss on an Accelerated Basis” and “Selected Risk Considerations — The Method of Calculating the Reference Currency Return Will Diminish Any Reference Currency Appreciation and Magnify Any Reference Currency Depreciation Relative to the Base Currency” below.
  TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 146-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes will generally be ordinary foreign currency income or loss under Section 988 of the Internal Revenue Code of 1986, as amended (the “Code”). However, under that Section, holders of certain forward contracts, futures contracts or option contracts generally are entitled to make an election to treat foreign currency gain or loss as capital gain or loss (a “Section 988 Election”). It is likely that the notes qualify for a Section 988 Election. Assuming the Section 988 Election is available, if you make this election before the close of the day on which you acquire a note, all gain or loss you recognize on a sale or exchange of that note should be treated as long-term capital gain or loss, assuming that you have held the note for more than one year. You must make the Section 988 Election with respect to a note by (a) clearly identifying the transaction on your books and records, on the date the transaction is entered into, as being subject to this election and either (b) filing the relevant statement verifying this election with your U.S. federal income tax return or (c) otherwise obtaining independent verification as set forth in the Treasury Regulations under Section 988. You should consult your tax adviser regarding the advisability, availability, mechanics and consequences of a Section 988 Election. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. In 2007 the IRS also issued a revenue ruling holding that a financial instrument with some arguable similarity to the notes is properly treated as a debt instrument denominated in a foreign currency. The notes are distinguishable in meaningful respects from the instrument described in the revenue ruling. If, however, the reach of the revenue ruling were to be extended, it could materially and adversely affect the tax consequences of an investment in the notes for U.S. Holders, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by the notice and revenue ruling described above. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

  The discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Currency, the Base Currency or the exchange rate between the Reference Currency and Base Currency or any contracts related to the Reference Currency, the Base Currency or the exchange rate between the Reference Currency and the Base Currency. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 146-A-I dated November 24, 2008.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS ON AN ACCELERATED BASIS — The notes do not guarantee any return of principal at maturity. The return on the notes at maturity is linked to the performance of the Reference Currency relative to the Base Currency and will depend on whether, and the extent to which, the Reference Currency Return is positive or negative. Your investment will be exposed, on a leveraged basis, to any depreciation in the value of the Reference Currency relative to the Base Currency; provided that the payment at maturity will not be less than zero. There is an embedded variable downside leverage in the Reference Currency Return formula, which increases as the Reference Currency Return decreases, up to two times downside leverage. Accordingly, you will lose your entire investment at maturity if the Ending Spot Rate is less than the Starting Spot Rate by 50% or more. See also “ —The Method of Calculating the Reference Currency Return Will Diminish Any Reference Currency Appreciation and Magnify Any Reference Currency Depreciation Relative to the Base Currency” below.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the Ending Spot Rate is greater than the Starting Spot Rate, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Reference Currency relative to the Base Currency, which may be significant. We refer to this predetermined percentage as the Maximum Total Return, which will be set on the pricing date and will not be less than 10.909%.
  THE NOTES MIGHT NOT PAY AS MUCH AS AN INVESTMENT IN THE REFERENCE CURRENCY — You may receive a lower payment at maturity than you would have received if you had invested in the Reference Currency or other financial instruments related to the Reference Currency for which there is an active secondary market.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the Performance of the U.S. Dollar Relative to the Japanese Yen	TS-3

  THE METHOD OF CALCULATING THE REFERENCE CURRENCY RETURN WILL DIMINISH ANY REFERENCE CURRENCY APPRECIATION AND MAGNIFY ANY REFERENCE CURRENCY DEPRECIATION RELATIVE TO THE BASE CURRENCY — The Reference Currency Return is calculated by dividing the difference between the Ending Spot Rate and the Starting Spot Rate by the Ending Spot Rate, rather than dividing that difference by the Starting Spot Rate under the linear method for determining a currency return. Under this calculation method, the denominator of the fraction will always be smaller if the Reference Currency depreciates relative to Base Currency and greater if the Reference Currency appreciates relative to the Base Currency, as compared to the denominator that would have been used under the linear method. As a result, any Reference Currency appreciation relative to the Base Currency will be diminished, while any Reference Currency depreciation relative to the Base Currency will be magnified. For example, assuming the Starting Spot Rate of the Reference Currency relative to the Base Currency is 1.0, if the Reference Currency appreciates relative to the Base Currency by 10% such that the Ending Spot Rate is 1.1, the Reference Currency Return will only be 9.09%; conversely, if the Reference Currency depreciates relative to the Base Currency by 10% such that the Ending Spot Rate is 0.9, the Reference Currency Return will be -11.11%. Accordingly, your payment at maturity may be less than if you had invested in similar notes that use the linear method for calculating currency returns.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. For example, one of JPMSI’s duties as calculation agent involves determining the Starting Spot Rate in the manner set forth on the cover page of this term sheet. Although the calculation agent will make all determinations and will take all actions in relation to the establishment of the Starting Spot Rate in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Starting Spot Rate, that might affect the value of your notes. The Starting Spot Rate may vary, and may vary significantly, from the rates displayed in publicly available sources at any time on the pricing date. If the calculation agent determines that the Starting Spot Rate exceeds that reflected in the publicly available information, the Reference Currency must achieve a higher level for you to receive more than the principal amount of your notes at maturity. JPMSI will not have any obligation to consider your interests as a holder of the notes in making this determination.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of the Reference Currency or the Base Currency is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the United States and Japan, and economic and political developments in other relevant countries or regions.
  Of particular importance to potential currency exchange risk are:
    existing and expected rates of inflation;
    existing and expected interest rate levels;
    the balance of payments in the United States and Japan, and between each country and its major trading partners; and
    the extent of governmental surplus or deficit in the United States and Japan.
  All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the United States and Japan, and those of other countries important to international trade and finance.
  GOVERNMENTAL INTERVENTION COULD MATERIALLY AND ADVERSELY AFFECT THE VALUE OF THE NOTES — Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely. Governments, including those issuing the Reference Currency and the Base Currency, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.
  EVEN THOUGH THE REFERENCE CURRENCY AND BASE CURRENCY TRADE AROUND-THE-CLOCK, THE NOTES WILL NOT — Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the Reference Currency and Base Currency are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the Performance of the U.S. Dollar Relative to the Japanese Yen	TS-4

  CURRENCY MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN — The calculation agent may, in its sole discretion, determine that the currency markets have been affected in a manner that prevents it from properly determining, among other things, the Ending Spot Rate and the Reference Currency Return. These events may include disruptions or suspensions of trading in the currency markets as a whole, and could be a Convertibility Event, a Deliverability Event, a Liquidity Event, a Taxation Event, a Discontinuity Event, or a Price Source Disruption Event. See “General Terms of Notes — Market Disruption Events” in the accompanying product supplement no. 146-A-I for further information on what constitutes a market disruption event.
  THE RECENT GLOBAL FINANCIAL CRISIS OR ANY FUTURE FINANCIAL CRISIS CAN BE EXPECTED TO HEIGHTEN CURRENCY EXCHANGE RISKS — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the Reference Currency relative to the Base Currency. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.
  NO INTEREST PAYMENTS — As a holder of the notes, you will not receive interest payments.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the Spot Rate on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility in the Reference Currency and the Base Currency;
    the time to maturity of the notes;
    the exchange rate and the volatility of the exchange rate of the U.S. dollar with respect to the Japanese yen;
    interest and yield rates in the market generally as well as in the United States and Japan;
    suspension or disruption of market trading in the Reference Currency or the Base Currency;
    a variety of economic, financial, political, regulatory and judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the Performance of the U.S. Dollar Relative to the Japanese Yen	TS-5

Historical Information

The following graph shows the historical weekly performance of the Reference Currency relative to the Base Currency expressed in terms of the conventional market quotation (the amount of the Japanese yen that can be exchanged for one U.S. dollar, which we refer to in this term sheet as the exchange rate) as shown on Bloomberg Financial Markets, from January 7, 2005 through May 28, 2010. The exchange rate of the U.S. dollar at approximately 11:00 a.m., New York City time, on May 31, 2010 was 91.27 relative to the Japanese yen.

The exchange rates displayed in the graph below should not be taken as an indication of future performance, and no assurance can be given as to the Spot Rate on the pricing date or on the Observation Date. We cannot give you assurance that the performance of the Reference Currency relative to the Base Currency will result in the return of any of your initial investment.

The Spot Rate of the U.S. dollar relative to the Japanese yen on May 31, 2010 was 91.04, calculated in the manner set forth under “Key Terms — Spot Rate” on the cover page of this term sheet.

Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMSI, the agent for this offering. The net proceeds received from the sale of the notes will be used, in part, by JPMSI or one of its affiliates in connection with hedging our obligation under the notes. In accordance with NASD Rule 2720, JPMSI may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission exceed $25.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-30 of the accompanying product supplement no. 146-A-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $25.00 per $1,000 principal amount note.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the Performance of the U.S. Dollar Relative to the Japanese Yen	TS-6